Exhibit 99.1

NORTHGATE MINERALS CORPORATION
406 – 815 Hornby Street
Vancouver, British Columbia
V6Z 2E6

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual meeting (the “Meeting”) of shareholders of NORTHGATE MINERALS CORPORATION (the “Corporation”) will be held at The Suites at One King West, King Gallery Ballroom, 1 King Street West, Toronto, Ontario, on Friday, May 8, 2009, at 10:00 a.m., Toronto Time, for the following purposes:

1.

To receive the report of the directors of the Corporation.

2.

To receive and consider the consolidated financial statements of the Corporation for its financial year ended December 31, 2008, together with the auditors’ report thereon.

3.

To elect directors of the Corporation for the ensuing year.

4.

To appoint the auditors of the Corporation for the ensuing year.

5.

To authorize the directors to fix the auditors’ remuneration for the ensuing year.

6.

To act on such other matters, including amendments to any of the foregoing, as may properly come before the Meeting or any adjournment thereof.

An Information Circular accompanies this Notice. The Information Circular contains details of matters to be considered at the Meeting.

The board of directors of the Corporation has fixed March 9, 2009 as the record date for determining the shareholders who are entitled to vote at the Meeting. Only holders of Common Shares of the Corporation at the close of business on March 9, 2009 will be entitled to receive notice of and to vote at the Meeting.

Shareholders are requested to date, sign and return the accompanying form of proxy for use at the Meeting if they are not able to attend the Meeting personally. To be effective, forms of proxy must be received by the Corporation’s registrar and transfer agent, Computershare Trust Company of Canada, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting (namely, by 10:00 a.m., Toronto time, on May 6, 2009) or any adjournment thereof at which the proxy is to be used. Proxies delivered by regular mail should be addressed to Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1. Proxies delivered by facsimile must be sent to Computershare Trust Company of Canada, Attention: Proxy Department, at toll free 1-888-453-0330. To vote by telephone, call the toll-free number shown on the proxy form provided. Using a touch-tone telephone to select your voting preferences, follow the instructions of the “vote voice” and refer to your holder account number and proxy access number provided on the proxy that was delivered to you. Note that voting by telephone is not available if you wish to appoint a person as a proxy other than someone named on the proxy form. In either of these instances, your proxy should be voted by mail, delivery or Internet. To vote your proxy by Internet, visit the Web site address as shown on the proxy form provided. Follow the online voting instructions given to you over the Internet and refer to your holder account number and proxy access number provided on the proxy that was delivered to you.

DATED at Vancouver, British Columbia, this 27th day of March, 2009.

TERRENCE A. LYONS Non-Executive Chairman of the Board